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[Form 4]         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
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[ ] Check this box if no longer       Filed pursuant to Section 16(a) of the Securities          |       OMB APPROVAL        |
    subject to Section 16. Form 4   Exchange Act of 1934, Section 17(a) of the Public Utility    |       -------------       |
    or Form 5 obligations may          Holding Company Act of 1935 or Section 30(f) of the       |OMB Number:     3235-0287  |
    continue. See Instruction 1(b).            Investment Company Act of 1940                    |Expires: September 30, 1998|
    (Print or Type Responses)                                                                    |Extimated average burden   |
                                                                                                 |hours per response.....0.5 |
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
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol 6. Relationship of Reporting Person(s) to
                                                                                                  Issuer (Check all applicable)

        Randal J. Kirk                       Novitron International, Inc. (NASDAQ-"NOVI")  ___Director          X  10% Owner
                                                                                           ___Officer (give     ___Other (specify
                                                                                               title below)        below
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(Last)    (First)    (Middle)                3.  IRS or Social         4  Statement for
                                                 Security                 Month/Year

      The Governor Tyler                         Number of Reporting      March 2001
      1902 Downey Street                         Person (Voluntary)
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         (Street)                                                      5. If Amendment,    7. Individual or Joint/Group Filing
                                                                          Date of Original    (Check Applicable Line)
  Radford, Virginia 24141                                                 (Month/Year)        X  Form filed by One Reporting Person
                                                                                              __ Form filed by More than One
                                                                                              Reporting Person
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(City)    (State)    (Zip)                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security  2. Transaction Date   3. Transaction Code 4. Securities       5. Amount of   6. Onwership   7. Nature of
   (Instr. 3)           (Month/Day/Year)       (Instr. 8)          Acquired (A)        Securities     Form:          Indirect
                                                                   or Disposed of (D)  Beneficially   Direct (D)     Beneficially
                                                                   (Instr. 3,4 and 5)  Owned at End   or Indirect    Ownership
                                                                                        of Month       (I)

                                                                                        (Instr.3 and 4)  (Instr. 4)    (Instr. 4)
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                                           Code  V      Amount     (A) or (D)  Price
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Common Stock, $.01         3/19/01           P           6,000          A       $3.19
 par value per share
Common Stock, $.01         3/23/01           P             200          A       $3.19
 par value per share
Common Stock, $.01         3/28/01           P             200          A       $3.19    266,769       D
 par value per share                                                                      56,230(1)    I             By Kirkfield
                                                                                          99,801(1)    I             By RJK
                                                                                           9,283(1)    I             By Zhong Mei
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v). SEC 1474 (7-96)

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 FORM 4 (continued)   Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2.Conversion or     3.Transaction   4. Transaction   5. Number of  6. Date Execisable 7. Title and Amount
   Security                Exercise Price of   Date             Code             Derivative    and Expiration     of Underlying
   (Instr. 3)              Derivative          (Month/Day/      Instr.8          Securities    Date (Month/       Securities
                             Security          Year)                             Acquired      Day/Year)          (Instr. 3
                                                                                 (A) or                           and 4)
                                                                                 Disposed
                                                                                 of (D)
                                                                                 (Instr. 3,4
                                                                                 and 5)
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                                                                                                                          Amount or
                                                                                          Date         Expiration         Number of
                                                                 Code   V   (A)  (D)      Exercisable  Date       Title   Shares
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None.
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 8. Price of       9. Number of          10. Ownership        11.  Nature of
    Derivative        Derivative             Form of Deriva-        Indirect
    Security          Securities             tive Security;         Beneficial
    (Instr. 5)        Beneficially Owned     Direct (D) or          Ownership
                      at End of Month        Indirect (I)           (Instr. 4)
                      (Instr. 4)             (Instr. 4)
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 Explanation of Responses:

(1) Randal J. Kirk controls each of Kirkfield, L.L.C. ("Kirkfield"), RJK, L.L.C. ("RJK") and Zhong Mei, L.L.C. ("Zhong Mei"). Kirkfield, RJK and Zhong Mei directly beneficially own an aggregate of 165,314 shares, which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. SEC 1474 (7-96)

                                    /s/ Randal J. Kirk      4/10/01
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                                    **Randal J. Kirk         Date

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